SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.        An announcement regarding appointment of the chairman of the board of directors, re-designation of director, change of president and authorised representative, and adjustments to the composition of the special committees of the board of China Petroleum & Chemical Corporation (the “Registrant”);

2.        An announcement regarding connected transactions of the Registrant; and

3.        A copy of list of directors and their roles and function of the Registrant;

Each made by the Registrant on November 29, 2021.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Appointment of the Chairman of the Board of Directors
Re-designation of Director
Change of President and Authorised Representative and
Adjustments to the Composition of the Special Committees of the Board

The Board hereby announces that with effect from 29 November 2021:
(1)	Mr. Ma Yongsheng has been appointed as the Chairman of the Eighth Session of the Board of Directors, and has been re-designated as a Non-executive Director of the Company;
(2)
Mr. Ma Yongsheng has been appointed as the Chairman of the Strategy Committee, a member of the Nomination Committee and the Chairman of the Sustainable Development Committee, and no adjustments will be made to the composition of the other members of the committees; and

(3)
Mr. Ma Yongsheng has tendered his resignation as the President of the Company due to change of working arrangement and Mr. Yu Baocai has been appointed as the President and authorised representative of the Company.

Appointment of the Chairman of Board of Directors, Re-designation of Director, Change of President and Authorised Representative

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) hereby announces that with effect from 29 November 2021, (1) Mr. Ma Yongsheng has been appointed as the Chairman of the Eighth Session of the Board and has been re-designated as a Non-executive Director of the Company; (2) Mr. Ma Yongsheng has tendered his resignation as the President of the Company due to change of working arrangement and Mr. Yu Baocai has been appointed as the President and authorised representative of the Company.

Details of Mr. Ma Yongsheng and Mr. Yu Baocai are disclosed as follows:

Mr. Ma Yongsheng

Ma Yongsheng, aged 60. Mr. Ma is a professor level senior engineer with a Ph.D. degree. Mr. Ma is a member of the 13th National Committee of Chinese People’s Political Consultative Conference (“CPPCC”) and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management) of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp.; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department
1

of Sinopec Corp. (Director General Level); in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and was appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in April 2019, he was appointed as Director, President and Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation; in November 2021, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation. In February 2016, he was elected as Director of Sinopec Corp.; in October 2018, he was appointed as President of Sinopec Corp.

Save as disclosed above in the resume, Mr. Ma Yongsheng did not hold other directorships in other listed companies in the past three years, and does not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholders of Sinopec Corp. As at the date of this announcement, Mr. Ma Yongsheng has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.

Mr. Ma Yongsheng has been appointed as the Chairman of the Eighth Session of the Board and re-designated as a Non-executive Director of the Company. Mr. Ma Yongsheng has tendered his resignation as the President of the Company.

Mr. Ma Yongsheng will enter into a service contract with Sinopec Corp. for a term until the expiration of the term of the Eighth Session of the Board. As a Non-executive Director, Mr. Ma Yongsheng will not receive remunerations from Sinopec Corp.

Mr. Ma Yongsheng has confirmed that he has no disagreement with the Board and there are no other matters relating to the resignation that need to be brought to the attention of shareholders of the Company.

During his tenure as President of the Company, Mr. Ma Yongsheng has faithfully executed the decisions of the Board with diligence and responsibility, and has united and led the executive teams in making an active contribution to the production and operation as well as the sustainable development of the Company. The Board would like to take this opportunity to express its gratitude to Mr. Ma Yongsheng for his hard work and outstanding contribution to the Company.

The Board would like to welcome Mr. Ma Yongsheng to the new position.

Yu Baocai

Yu Baocai, aged 56. Mr. Yu is a senior engineer with a master’s degree in economics. In September 1999, Mr. Yu was appointed as Deputy General Manager of Daqing Petrochemical Company; in December 2001, he was appointed as General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; in September 2003, he was appointed as General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; in June 2007, he was appointed as General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and General Manager of Lanzhou Petroleum & Chemical Company; in September 2008, he was appointed as a member of the Leading Party Member Group and Deputy General Manager of China National Petroleum Corporation (“CNPC”) and since May 2011, he acted concurrently as Director of PetroChina Company Limited; in June 2018, he was appointed as a Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation. In October 2018, Mr. Yu was elected as Director of Sinopec Corp.; in September 2020, he was appointed as Senior Vice President of Sinopec Corp.

Save as disclosed above in the resume, Mr. Yu Baocai did not hold other directorships in other listed companies in the past three years, and does not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholders of Sinopec Corp. As at the date of this announcement, Mr. Yu Baocai has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.
2

Mr. Yu Baocai has been appointed as the President and authorised representative of the Company.

The appointment of Mr. Yu Baocai as President of the Company will expire in May 2024. His remuneration consists of annual base salary, annual performance-based salary and incentive during the tenure. The Company will disclose the remuneration of Mr. Yu Baocai during the reporting period in the annual report.

The Board would like to welcome Mr. Yu Baocai to the new position.

Adjustments to the Composition of the Special Committees of the Board

The Board hereby announces that with effect from 29 November 2021, Mr. Ma Yongsheng has been appointed as the Chairman of the Strategy Committee, a member of the Nomination Committee and the Chairman of the Sustainable Development Committee, and no adjustments will be made to the composition of the other members of the committees. The composition of the adjusted special committees of the Board is as follows:

The Strategy Committee of the Company currently comprises eight members, including Mr. Ma Yongsheng (Chairman), Mr. Yu Baocai, Mr. Liu Hongbin, Mr. Ling Yiqun, Mr. Li Yonglin, Mr. Cai Hongbin, Ms. Shi Dan and Mr. Bi Mingjian.

The Nomination Committee of the Company currently comprises three members, including Ms. Shi Dan (Chairman), Mr. Ma Yongsheng and Mr. Ng, Kar Ling Johnny.

The Company’s Sustainable Development Committee currently comprises four members, including Mr. Ma Yongsheng (Chairman), Mr. Zhao Dong, Mr. Li Yonglin and Mr. Cai Hongbin.

Save as disclosed above, there are no other matters in relation to the appointment of Chairman of the Board, re-designation of Director, change of President and authorised representative, and adjustments to the composition of the special committees of the Board, which shall be disclosed to shareholders and/or to The Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & ChemicalCorporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
29 November 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

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Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Connected Transactions
Acquisition of Target Assets

The Transactions

The Board is pleased to announce that on 29 November 2021, (i) Sinopec Corp. and Assets Company entered into the Assets Company Agreement, pursuant to which it was agreed that Sinopec Corp. intended to purchase the equity assets, non-equity assets and liabilities of the production and operating business held by the Assets Company at the price of RMB4,432.2570 million; (ii) Yizheng Chemical Fibre, a subsidiary of Sinopec Corp., and Assets Company entered into the Yizheng Chemical Fibre Agreement, pursuant to which it was agreed that Yizheng Chemical Fibre intended to purchase the equity assets, non-equity assets and liabilities of the production and operating business held by the Assets Company at the price of RMB1,142.9952 million; (iii) Sinopec Corp. and Group Yanshan entered into the Group Yanshan Agreement, pursuant to which it was agreed that Sinopec Corp. intended to purchase the non-equity assets and liabilities of the production and operating business held by Group Yanshan at the price of RMB1,473.6977 million.

Implications of the Listing Rules

As at the date of this announcement, China Petrochemical Corporation is the controlling shareholder of the Company. Since the Assets Company and Group Yanshan are the subsidiaries of China Petrochemical Corporation, therefore, according to Chapter 14A of the Listing Rules, they are the associates of China Petrochemical Corporation and as a result constitute the connected persons of the Company. The Transactions contemplated under the Agreement(s) constitute connected transactions of the Company. Since the highest applicable percentage ratios of the Transactions, when calculated on aggregation basis, will be more than 0.1% but lower than 5%, the Transactions are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but exempt from the independent shareholders’ approval requirement.

Introduction

The Board is pleased to announce that on 29 November 2021, (i) Sinopec Corp. and Assets Company entered into the Assets Company Agreement, pursuant to which it was agreed that Sinopec Corp. intended to purchase the equity assets, non-equity assets and liabilities of the production and operating business held by the Assets Company at the price of RMB4,432.2570 million; (ii) Yizheng Chemical Fibre, a subsidiary of Sinopec Corp., and Assets Company entered into the Yizheng Chemical Fibre Agreement, pursuant to which it was agreed that Yizheng Chemical Fibre intended to purchase the equity assets, non-equity assets and liabilities of the production and operating business held by the Assets Company at the price of RMB1,142.9952 million; (iii) Sinopec Corp. and Group Yanshan entered into the Group Yanshan Agreement, pursuant to which it was agreed that Sinopec Corp. intended to purchase the non-equity assets and liabilities of the production and operating business held by Group Yanshan at the price of RMB1,473.6977 million.

Principal Terms of the Agreements

Date	:	29 November 2021
The Agreements	:	(1) Assets Company Agreement	(2) Yizheng Chemical Fibre Agreement	(3) Group Yanshan Agreement

Parties	:	Sinopec Corp. (as Purchaser) and Assets Company (as Seller).	Yizheng Chemical Fibre (a subsidiary of Sinopec Corp., as Purchaser) and Assets Company (as Seller).	Sinopec Corp. (as Purchaser) and Group Yanshan (as Seller).

Target Assets	:
(1) The non-equity assets (such as thermal power, water and other business) and liabilities held by the Assets Company for their production and operation businesses, and (2) the equity interest of five companies held by the Assets Company (that is, 25% equity interest in Anqing Shuguang, 37.5% equity interest in Shandong Kangjie, 90% equity interest in Qimin Energy, 49% equity interest in Qilu Eastman and 50% equity interest in Qilu Annuo). To the best information and belief of the Company, the shareholders of Anqing Shuguang, Shandong Kangjie, Qimin Energy, Qilu Eastman and Qilu Annuo, other than the Assets Company, are independent of connected persons of the Company.

(1) The non-equity assets (such as PBT resin of Yizheng Branch and other business) and liabilities held by the Assets Company, and (2) the equity interest of two companies held by the Assets Company (that is, 40% equity interest in Yihua Bonar, 50% equity interest in Yihua Toray). To the best information and belief of the Company, the shareholders of Yihua Bonar and Yihua Toray, other than the Assets Company, are independent of connected persons of the Company.
The non-equity assets (such as thermal power and other business) and liabilities held by Group Yanshan.

Upon completion of the Transaction, the Company will hold 25% equity interest in Anqing Shuguang, 37.5% equity interest in Shandong Kangjie, 90% equity interest in Qimin Energy, 49% equity interest in Qilu Eastman and 50% equity interest in Qilu Annuo, 40% equity interest in Yihua Bonar, 50% equity interest in Yihua Toray, respectively.

Transaction price	:	RMB4,432.2570 million	RMB1,142.9952 million	RMB1,473.6977 million

Payment period and payment method	:	The Purchaser shall pay all the transaction consideration to the Seller within 10 working days from the issue of the closing date audit report.

Change in net assets for the transition period	:
Transition period means the period from the Valuation Reference Date to the closing date.

Within 45 days after the closing date, audit shall be conducted on the Target Asset and audit report shall be issued to determine the change in the net asset of the Target Asset during the transition period. Such audit shall be completed by an accounting firm with securities and futures business qualifications.

Any change in the amount of net assets of the Target Assets during the transition period will be obtained/borne by the Seller. Within 10 working days from the issue date of the closing date audit report, both Parties shall settle and pay in cash for the change in the amount of net assets for the transition period.

Conditions Precedent for the Transactions	:
The Transactions are subject to the fulfilment of the following Conditions Precedent or the waiver by the competent Party/Authority:
(1) the Seller has obtained approval for the Transaction in accordance with its internal constitutional documents;
(2) the Purchaser has obtained approval for the Transaction in accordance with its internal constitutional documents;
(3) the valuation report of the Target Assets under the above agreements has performed the filing procedure in accordance with laws and regulations of the PRC.

Closing	:
The closing date of the Target Assets is 1 December 2021, commencing from the closing date, the ownership, obligations, responsibilities and risks in respect of the Target assets shall transfer from the Seller to the Purchaser. After the closing date, the Seller will no longer assume any obligations, responsibilities and risks in connection with the Target Assets.

Handover arrangement	:
Both Parties have agreed to cooperate and assist in carrying out the handover tasks of the Target Assets, and will cooperate with each other before and on the closing date to complete the handover of the Target Assets. Both Parties have warranted to comply with the applicable production safety system during the handover process of the Target Assets, and any production safety accident caused by the fault of a Party will be responsible by the Party at fault.

Effectiveness of the Agreement	:
The Agreement will be established and effective after being signed by the legal representatives or their authorized representatives of both the Purchaser and the Seller and with their official seals affixed.

Default liabilities	:
Any representation and/or warranty made by either party under the Agreement which is knowingly false, intentionally omitted or misleading in a material respect, or a breach of any of its undertakings under the Agreement, or a breach of any term of the Agreement, shall constitute a breach of the Agreement and the defaulting party shall indemnify the non-defaulting party for direct damages.

If the Seller refuses to hand over the Target Assets and their related businesses and personnel within the agreed time limit, in accordance with the requirements pursuant to the Agreement, the Seller shall pay an overdue penalty amounting to 0.05% of the consideration for the assets to be handed over as agreed per day unless the delayed handover of the Target Assets is not attributable to the Seller (including but not limited to delayed handover of the Target Assets attributable to force majeure, the Purchaser or third parties).

If the Purchaser fails to pay the consideration in accordance with the agreement, the Purchaser shall pay an overdue penalty amounting to 0.05% of the overdue consideration to the Seller per day unless the delay is attributable to the Seller.

Arrangements of credits and debts	:
For all the credits attached to the non-equity Target Assets involved in the Transaction, the Sellers shall promptly notify the debtors of such credits after 1 December 2021, and the Purchasers shall be entitled to such credits commencing from the closing date; for all the debts attached to such Target Assets, the Sellers shall use its best reasonable efforts to obtain the consent of the creditors corresponding to the debts after 1 December 2021, and the debts shall be borne by the Purchasers after the closing date. If the consent of the relevant creditors cannot be obtained and a third party needs to be paid in accordance with contract, the Purchasers and the Sellers shall negotiate amicably.

Regarding the equity assets involved in the Transaction, since the Transaction will not change the independent legal person status of the equity based targets, the rights and obligations of indebtedness of such companies will continue to be enjoyed and assumed by them before and after the Transaction.

Other arrangements	:
The transfer of the relevant employees and related personnel associated with the Target Assets under the Agreements should be managed under the principle of “transfer of personnel together with assets (business)” in accordance with the documents to be agreed upon separately.

The sources of fund for payment of the consideration under the Agreements will be the self-owned fund of the Purchasers.

Basis and Methods for the Determination of Consideration

The basis and methods used to determine the consideration under the Agreements are specifically set out below.

Assets Company Agreement

China Enterprise Appraisals Consultation Co., Ltd. (北京中企華資產評估有限責任公司), a valuation institution with qualifications in securities and futures business issued an asset valuation report at the Valuation Reference Date of 30 April 2021, pursuant to which, except for the valuation result by the income-based method is selected for the equity interest (25%) in Anqing Shuguang as the valuation conclusion, the valuation results by the asset-based method are selected as the final valuation conclusion. The book value of net assets of the Target Assets held by the Assets Company that was purchased by Sinopec Corp. was RMB3,305.5720 million, their valuation price was RMB4,432.2570 million, the appreciation in value was RMB1,126.6850 million with an appreciation rate of 34.08%. The appreciation in valuation price was mainly due to the rises in land prices, the overall increases in building construction materials and labour costs, and the depreciation life in accounting is shorter than the economic utilisation life for building, machinery and equipment. On this basis, Sinopec Corp. and Assets Company determined the transaction consideration of Target Assets at RMB4,432.2570 million after arm’s length negotiations upon completion of the filing procedure in accordance with the laws and regulations of the PRC.

As of the date of this announcement, the Company does not hold any equity interest in Anqing Shuguang. Upon completion of the Transaction, the Company will hold a 25% equity interest in Anqing Shuguang and the Company will not consolidate Anqing Shuguang. Therefore, the valuation result by the income-based method selected for the equity interest (25%) in Anqing Shuguang as the valuation conclusion does not constitute a profit forecast under Rule 14.61 of the Listing Rules.

Yizheng Chemical Fibre Agreement

Zhonghe Appraisal Co. Ltd (中和資產評估有限公司), a valuation institution with qualifications in securities and futures business issued an asset valuation report at the Valuation Reference Date of 30 April 2021, which selected the valuation results by the asset-based method as the final valuation conclusion. The book value of net assets of the Target Assets held by the Assets Company that was purchased by Yizheng Chemical Fibre (a subsidiary of

Sinopec Corp.) was RMB813.6274 million, the valuation price was RMB1,142.9952 million, the appreciation in value was RMB329.3678 million with an appreciation rate of 40.48%. The appreciation in valuation was mainly due to the rises in land prices, the overall increases in building construction materials and labour costs, the depreciation life in accounting is shorter than the economic utilisation life for building, machinery and equipment. On this basis, Yizheng Chemical Fibre and Assets Company determined the transaction consideration of Target Assets at RMB1,142.9952 million after arm’s length negotiations upon completion of the filing procedure in accordance with the laws and regulations of the PRC.

Group Yanshan Agreement

China Enterprise Appraisals Consultation Co., Ltd. (北京中企華資產評估有限責任公司), a valuation institution with qualifications in securities and futures business issued an asset valuation report at the Valuation Reference Date of 30 April 2021, which selected the valuation result of the asset-based method as the final valuation conclusion. The book value of net assets of the Target Assets held by the Assets Company that was purchased by Sinopec Corp. was RMB1,422.7053 million, the valuation price was RMB1,473.6977 million, and the appreciation in value was RMB50.9924 million with an appreciation rate of 3.58%. On this basis, Sinopec Corp. and Group Yanshan determined the transaction consideration of Target Assets at RMB1,473.6977 million after arm’s length negotiations upon completion of the filing procedure in accordance with the laws and regulations of the PRC.

Basic Information of the Target Assets

Basic information of the Target Assets under the Assets Company Agreement

The Target Assets held by the Assets Company that was purchased by Sinopec Corp. include the non-equity assets (such as thermal power and water businesses) held by the Assets Company for their production and operation businesses, and the equity interests of five companies held by the Assets Company.

The main financial indicators of the Target Assets under the Assets Company Agreement are as follows:

In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	3,543.3422	3,887.2557	4,240.2467
Net assets	3,206.8612	3,406.9443	3,305.5720
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	6,650.7213	6,154.2730	2,095.9030
Profit before taxation	286.5486	403.4026	289.7528
Net profit	225.6329	324.2168	232.8451
Net profit excluding extraordinary gains and losses	225.2995	323.8834	232.7340

Note: In the table above, the data for 2020 and for four months from January to April 2021 has been audited by Grant Thornton LLP(致同會計師事務所(特殊普通合夥)),which has completed the filing of securities services, and the data for 2019 has not been audited.

(1) Non-equity assets

 As of the date of this announcement, the Target Assets are in sound operations, capable of being put into sustained and normal production and possess approval documents necessary for normal production, which will have a good synergistic effect with Sinopec Corp.'s related businesses.

The main financial indicators of such non-equity assets are as follows:

In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	3,042.0869	3,193.0839	3,475.9201
Net assets	2,705.6059	2,712.7725	2,541.2454
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	6,650.7213	6,154.2730	2,095.9030
Profit before taxation	236.6693	309.6090	219.3470
Net profit	175.7535	230.4231	162.4393
Net profit excluding extraordinary gains and losses	175.4202	230.0898	162.3282

Note: As of 31 December 2020, the original book value of fixed assets was RMB7,026.3065 million, depreciation accrued was RMB4,265.5872 million, provision for impairment was RMB270.9927 million, and net book value was RMB2,489.7266 million. As of 30 April 2021, the original book value of fixed assets was RMB7,078.3870 million, depreciation accrued was RMB4,365.7110 million, provision for impairment was RMB270.9927 million, and net book value was RMB2,441.6833 million. The data for 2020 and the four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services, and the data for 2019 has not been audited.

(2) Equity interests

1)	25% equity interest in Anqing Shuguang held by the Assets Company that was purchased by Sinopec Corp.

Shareholders of the company and their shareholding ratio: 50% was held by Anhui Shuguang Chemical Group Co., Ltd. (安徽曙光化工集團股份有限公司), 25% was held by the Assets Company and 25% was held by Anhui Wantou Industrial Investment Co., Ltd. (安徽省皖投工業投資有限公司)

Time of establishment: 23 April 1994

Registered capital: RMB600.0000 million

Place of registration: No. 47 Jing North Road, Anqing City, Anhui Province

Principal business: Production, sales and subsequent processing of sodium cyanide, potassium cyanide and related products.

Main financial indicators:
In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	3,537.5336	3,439.6232	3,728.8019
Net assets	1,839.5054	1,874.5338	2,244.8733
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	2,601.3792	2,616.9533	1,374.7031
Profit before taxation	154.0939	134.4475	414.1877
Net profit	119.6250	105.3625	371.0862
Net profit excluding extraordinary gains and losses	102.7723	95.2276	370.4657

Note: In the table above, the data for 2019 has been audited by RSM China (special general partner) (容誠會計師事務所(特殊普通合夥)), which has completed the filing of securities services; the data for 2020 and the four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services.

Waiver of the pre-emptive right: Anqing Shuguang is a company limited by shares, the other shareholders of Anqing Shuguang do not enjoy the pre-emptive right in the Transaction.

2)	37.5% equity interest in Shandong Kangjie held by the Assets Company that was purchased by Sinopec Corp.

Shareholders of the company and their shareholding ratio: 54.69% was held by Jinan Hualu Industrial Co., Ltd. (濟南華魯實業有限責任公司), 37.5% was held by the Assets Company and 7.81% was held by Shandong Lianyou Petrochemical Engineering Co., Ltd. (山東聯友石化工程有限公司)

Time of establishment: 14 February 2001

Registered capital: RMB64.0000 million

Place of registration: No. 36 Industry South Road, Jinan City

Principal business: Production and sales of non-woven fabrics and products, and provision services such as technical consultancy, import and export business.

Main financial indicators:
In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	108.3501	176.0902	165.6073
Net assets	72.5216	148.9266	140.9407
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	96.6380	310.9705	35.9103
Profit before taxation	-2.8474	86.3183	-8.0589
Net profit	-2.8474	76.4050	-7.9858
Net profit excluding extraordinary gains and losses	-2.9350	75.4614	-8.4257

Note: In the table above, the data for 2019 has been audited by Pan-China Certified Public Accountants LLP (special general partner) (Shandong) (天健會計師事務所(特殊普通合夥)山東分所), which has completed the filing of securities services; the data for 2020 and the four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services.

Due to the impact of changes in cost and fluctuations of market supply and demand, Shandong Kangjie recorded a negative net profit for 2019 and the four months from January to April 2021. Shandong Kangjie intends to improve the profitability and market competitiveness by building a high-end medical non-woven processing industry chain in the future.

Waiver of the pre-emptive right: Jinan Hualu Industrial Co., Ltd. (濟南華魯實業有限責任公司) and Shandong Lianyou Petrochemical Engineering Co., Ltd. (山東聯友石化工程有限公司), the shareholders of Shandong Kangjie, enjoy the pre-emptive right in the Transaction, and they have declared a waiver of the pre-emptive right in writing.

3)	90% equity interest in Qimin Energy held by the Assets Company that was purchased by Sinopec Corp.

Shareholders of the company and their shareholding ratio: 90% was held by the Assets Company and 10% was held by Shandong Zhonghao Energy Co., Ltd. (山東中豪能源有限公司)

Time of establishment: 17 September 2020

Registered capital: RMB450.0000 million

Place of registration: No. 206 Yixi Road, Linzi District, Zibo City, Shandong Province

Principal business: Operation and management of power grid, heating network and thermal power station.

Main financial indicators: As of 31 December 2020, the total assets were RMB121.5000 million, and the net assets were RMB121.5000 million; as of 30 April 2021, the total assets were RMB121.8007 million, and the net assets were RMB121.7255 million; from January to April 2021, the Profit before taxation was RMB0.3007 million, the net profit was RMB0.2255 million, and the net profit excluding extraordinary gains and losses was RMB0.2255 million. Qimin Energy was established in September 2020 and has no income yet due to its facilities still being under construction. The profit of recent two years came from interest income from deposits. The data for 2020 and four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services.

Waiver of the pre-emptive right: Shandong Zhonghao Energy Co., Ltd. (山東中豪能源有限公司), the shareholder of Qimin Energy, enjoys the pre-emptive right in the Transaction, and it has declared a waiver of the pre-emptive right in writing.

4)	49% equity interest in Qilu Eastman held by the Assets Company that was purchased by Sinopec Corp.

Shareholders of the company and their shareholding ratio: 51% was held by Eastman Chemical Co., Ltd. (伊士曼化工有限公司) and 49% was held by the Assets Company

Time of establishment: 25 July 2002

Registered capital: US$10.4000 million

Place of registration: No. 8 Xinhua Road, Linzi District

Principal business: Operation of Texanol ester alcohol and TXIB formulation additives.

Main financial indicators:
 In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	141.6124	188.8850	190.5302
Net assets	111.6224	157.1236	169.5342
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	295.4707	351.3969	121.8492
Profit before taxation	32.4635	93.1607	16.5504
Net profit	24.1801	69.6813	12.4106
Net profit excluding extraordinary gains and losses	24.2866	69.9719	12.3958

Note: In the table above, the data for 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP (普華永道中天會計師事務所(特殊普通合夥)) , which has completed the filing of securities services; the data for 2020 and four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services.

Waiver of the pre-emptive right: Pursuant to the articles of association of Qilu Eastman, transfer of equity interests by existing shareholders to their connected persons will deny other shareholders of the pre-emptive right in the Transaction.

5)	50% equity interest in Qilu Annuo held by the Assets Company that was purchased by Sinopec Corp.

Shareholders of the company and their shareholding ratio: 50% was held by Qingdao Nuocheng Chemical Safety Technology Co., Ltd. (青島諾誠化學品安全科技有限公司) and 50% was held by the Assets Company

Time of establishment: 18 February 2020

Registered capital: RMB14.1092 million

Place of registration: No. 11 Huangong Road, Linzi District, Zibo City, Shandong Province

Principal business: Consultation of safety technology.

Main financial indicators: As of 31 December 2020, the total assets were RMB16.8416 million, and the net assets were RMB14.3979 million; as of 30 April 2021, the total assets were RMB15.6132 million, and the net assets were RMB15.2653 million ; in 2020, the operating income was RMB6.8669 million, the profit before taxation was RMB0.3087 million, the net profit was RMB0.2887 million and the net profit excluding extraordinary gains and losses was RMB0.2887 million.; for the four months from January to April 2021, the operating income was 2.6069 million, the profit before taxation was RMB0.8898 million, the net profit was RMB0.8675 million and the net profit excluding extraordinary gains and losses was RMB0.8675 million. The data for 2020 and for the four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services.

Waiver of the pre-emptive right: Qingdao Nuocheng Chemical Safety Technology Co., Ltd., the shareholder of Qilu Annuo, enjoys the pre-emptive right in the Transaction, and it has declared a waiver of the pre-emptive right in writing.

Basic information of the Target Assets under the Yizheng Chemical Fibre Agreement

The Target Assets held by the Assets Company that were purchased by Yizheng Chemical Fibre include the non-equity assets (such as PBT resin businesses of Yizheng Branch and other business) and liabilities held by the Assets Company and the equity interests of two companies held by the Assets Company.

The main financial indicators of the Target Assets under the Yizheng Chemical Fibre Agreement are as follows:

In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	810.2031	813.8053	1,059.5858
Net assets	757.6950	763.3547	813.6274
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	1,044.6128	1,018.1933	567.4502

Profit before taxation	58.1491	52.5810	60.9539
Net profit	43.6892	44.1655	48.8554
Net profit excluding extraordinary gains and losses	43.6892	44.1655	48.8554

Note: In the table above, the data for 2020 and for four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services, and the data for 2019 has not been audited.

(1)	Non-equity assets

As of the date of this announcement, the Target Assets are in sound operations, capable of being put into sustained and normal production and possess approval documents necessary for normal production, which will have a good synergistic effect with Sinopec Corp.'s related businesses.

The main financial indicators of such non-equity assets are as follows:
In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	369.7150	345.2902	583.4727
Net assets	317.2070	294.8397	337.5144
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	1,044.6128	1,018.1933	567.4502
Profit before taxation	56.9532	20.5540	48.3560
Net profit	42.4932	12.1385	36.2575
Net profit excluding extraordinary gains and losses	42.4932	12.1385	36.2575

Note: As of 31 December 2020, the original book value of fixed assets was RMB657.1894 million, depreciation accrued was RMB276.7268 million, provision for impairment was RMB137.9473 million, and net book value was RMB242.5153 million. As of 30 April 2021, the original book value of fixed assets was RMB668.7558 million, depreciation accrued was RMB284.8195 million, provision for impairment was RMB137.9473 million, and net book value was RMB245.9890 million. The data for 2020 and for four months from January to April 2021 has been audited by Grant Thornton LLP (致同會計師事務所(特殊普通合夥)), which has completed the filing of securities services, and the data for 2019 has not been audited.

(2)	Equity interest

1)	40% equity interest in Yihua Bonar held by the Assets Company that was purchased by Yizheng Chemical Fibre

Shareholders of the company and their shareholding ratio: 60% was held by the Bonar Group (博納國際控股有限公司) and 40% was held by the Assets Company

Time of establishment: 27 July 2004

Registered capital: EUR 8.2335 million

Place of registration: No. 6 Changjiang West Road, Yizheng City

Principal business: various special textiles for engineering purpose such as geotextiles, carpet base fabrics, agricultural fabrics, lawn yarns and lawn base fabrics made of chemical and plastic materials.

Main financial indicators:
In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	147.5849	141.6042	148.0410
Net assets	136.3518	128.1709	129.1812
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	135.8954	140.8845	54.9786
Profit before taxation	0.0157	1.9135	1.4435
Net profit	-0.0315	1.8191	1.0103
Net profit excluding extraordinary gains and losses	-0.0462	1.4616	0.9737

Note: In the table above, the data for 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP (普華永道中天會計師事務所(特殊普通合夥)), which has completed the filing of securities services, and the data for 2020 and for four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services.

The net profit of Yihua Bonar decreased in 2019 due to an increase in export taxes. In the future, it plans to leverage the advantages of Yizheng Chemical Fibre in PBAT raw materials and ancillary utilities to gradually expand its offerings of degradable plastic products and further to improve its profitability.

Waiver of the pre-emptive right: The Bonar Group (博納國際控股有限公司), the shareholder of Yihua Bonar, enjoys the pre-emptive right in the Transaction, and it has declared a waiver of the pre-emptive right in writing.

2)	50% equity interest in Yihua Toray held by the Assets Company that was purchased by Yizheng Chemical Fibre

Shareholders of the company and their shareholding ratio: 50% was held by Toray Industries Inc. of Japan (日 本東麗株式會社) and 50% was held by the Assets Company

Time of establishment: 27 July 2001

Registered capital: US$85.6000 million

Place of registration: You Gang Road East, Xupu Town, Yizheng City, Jiangsu Province

Principal business: development, production and sales of polyester films.

Main financial indicators:
In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	868.7804	868.2264	918.9575
Net assets	771.8946	834.4933	848.8811
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	672.0559	647.8756	227.6686
Profit before taxation	2.1803	70.9156	33.5080
Net profit	2.4171	62.5987	28.4847
Net profit excluding extraordinary gains and losses	2.2839	62.7337	28.6383

Note: In the table above, the data for 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP (Suzhou) (普華永道中天會計師事務所（特殊 普通合夥）苏州分所) , which has completed the filing of securities services, and the data for 2020 and for four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services.

Waiver of the pre-emptive right: Toray Industries Inc. of Japan (日本東麗株式會社), the shareholder of Yihua Toray, enjoys the pre-emptive right in the Transaction, and it has declared a waiver of the pre-emptive right in writing.

Basic information of the Target Assets under the Group Yanshan Agreement

As of the date of this announcement, the Target Assets are in sound operations, capable of being put into sustained and normal production and possess approval documents necessary for normal production, which will have a good synergistic effect with Sinopec Corp.'s related businesses.

The main financial indicators of the Target Assets under the Group Yanshan Agreement are as follows:

 In millions of RMB
	As at 31 December 2019	As at 31 December 2020	As at 30 April 2021
Total assets	1,631.3088	1,688.3633	1,650.9748
Net assets	1,280.2478	1,303.1436	1,422.7053
	For the year of 2019	For the year of 2020	For the four months from January to April 2021
Operating income	3,160.8839	3,234.4804	1,077.8767
Profit before taxation	-302.1717	6.7655	52.7184
Net profit	-302.1717	5.0741	39.5388
Net profit excluding extraordinary gains and losses	-302.1717	5.0741	39.5388

Note: As of 31 December 2020, the original book value of fixed assets was RMB2,729.1976 million, depreciation accrued was RMB1,539.1239 million, provision for impairment was RMB1,200, and net book value was RMB1,190.0725 million. As of 30 April 2021, the original book value of fixed assets was RMB2,832.8580 million, depreciation accrued was RMB1,587.2704 million, provision for impairment was RMB1,200, and net book value was RMB1,245.5865 million. The data for 2020 and for four months from January to April 2021 has been audited by Grant Thornton LLP, which has completed the filing of securities services, and the data for 2019 has not been audited.

The net profit of Group Yanshan was negative in 2019, which was attributable to an increase in the cost as a result of suspension of some facilities and adjustment to fuel structure according to the national environmental protection requirements. It realized sound performance after the adjustment.

Reasons for and Benefits of the Transaction

The Transaction will further improve the integrated operation level of the Company, optimise resource allocation and achieve business synergies, so as to enhance the comprehensive competitiveness of the Company in its business locations, as well as reduce connected transactions on the whole.

Opinions of the Directors

As at the date of this announcement, Ma Yongsheng, Zhao Dong, Yu Baocai, Liu Hongbin, Ling Yiqun and Li Yonglin are connected Directors and therefore required to abstain from voting on the resolution approving the Agreements and the transactions contemplated thereunder at the Board meeting. The Board has considered and approved the resolution on the Transaction. All Directors (including all independent non-executive Directors) are of the opinion that the Transaction is on normal commercial terms; the terms of the Agreements are fair and reasonable to the independent shareholders, and are in compliance with the requirements of relevant laws, regulations and normative documents. No circumstances are detrimental to the interests of the Sinopec and its independent shareholders, and the Directors have approved the Transaction.

Implications of the Listing Rules

As at the date of this announcement, China Petrochemical Corporation is the controlling shareholder of the Company. Since the Assets Company and Group Yanshan are the subsidiaries of China Petrochemical Corporation, according to Chapter 14A of the Listing Rules, they are the associates of China Petrochemical Corporation and as a result constitute the connected persons of the Company. The transactions between the Group and each of the Assets Company and Group Yanshan constitute connected transactions of the Company. Since the highest applicable percentage ratio for the Transactions, when calculated on aggregation basis, will be more than 0.1% but lower than 5%, therefore the Transactions are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but are not subject to the independent shareholders’ approval requirement.

Information on the Parties

The Company

The Company is one of the largest integrated energy and chemical companies in China and is mainly engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

China Petrochemical Corporation

China Petrochemical Corporation is a company established under the Laws of the PRC with limited liability and an institution approved to carry out state-authorised investments and is a state-controlling company. It is primarily engaged in exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilisation of oil and natural gas; oil refining; wholesale and retail of refined oil products; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration design, construction and installation of petroleum and petrochemical engineering projects; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; research, development, application and consultation services of technology, information and alternative energy products; import and export business.

Assets Company

Assets Company is a company established in accordance with the PRC laws with limited liability and is primarily engaged in industrial investment and investment management, refining of petroleum; production and supply of heat; production and sales of petrochemical, chemical fibre and refined chemical products (excluding hazardous products); warehousing services; leasing of land and self-owned properties. The following projects are operated by external branches: electricity business, centralised water supply, port operations and production and operation of hazardous chemicals, etc. As of the date of this announcement, China Petrochemical Corporation directly owns 100% equity interest of Assets Company.

Group Yanshan

Group Yanshan is a subsidiary of China Petrochemical Corporation established in accordance with the PRC laws with limited liability. It is primarily engaged in sales of electricity, steam and other energy and power; rental of office space and commercial facilities; leasing of mechanical equipment; education; board and lodging services.

Yizheng Chemical Fibre

Yizheng Chemical Fibre is a subsidiary of Sinopec Corp established in accordance with the PRC laws with limited liability. It is primarily engaged in the production and sale of polyester chips and polyester fibres.

Definitions

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Agreement(s)”	collectively or partly, the Assets Company Agreement, Yizheng Chemical Fibre Agreement and Group Yanshan Agreement

“Anqing Shuguang”	Anhui Anqing Shuguang Chemical Co., Ltd.

“Assets Company”	Sinopec Group Asset Management Co., Ltd.

“Assets Company Agreement”	the Agreement on Purchasing of Assets Related to Production and Business Operations entered into by Sinopec Corp. and Assets Company on 29 November 2021

“China Petrochemical Corporation”	China Petrochemical Corporation

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation

“Group Yanshan”	Sinopec Beijing Yanshan Petrochemical Co., Ltd.

“Group Yanshan Agreement”	the Agreement on Purchasing of Assets Related to Production and Business Operations entered into by Sinopec Corp. and Group Yanshan on 29 November 2021

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China

“Purchaser(s)”	collectively or partly, (1) Sinopec Corp.; and (2) Yizheng Chemical Fibre

“Qilu Annuo”	Qilu Annuo (Shandong) Security Technology Service Co., Ltd.

“Qilu Eastman”	Qilu Eastman Fine Chemical Co., Ltd.

“Qilu Petrochemical Branch”	Qilu Petrochemical Branch of Sinopec Group Asset Management Co., Ltd.

“Qimin Energy”	Shandong Qimin Energy Co., Ltd.

“RMB”	Renminbi, the lawful currency of the PRC

“Shandong Kangjie”	Shandong Kangjie Nonwovens Co., Ltd.

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Assets”	collectively or partly, equity assets, non-equity assets and liabilities to be purchased by Purchaser(s) from Seller(s) under the Transaction

“Transaction(s)”
collectively or partly, (1) the transaction in relation to the purchase of equity assets, non-equity assets and liabilities of the Assets Company by Sinopec Corp.; (2) the transaction in relation to the purchase of equity assets, non-equity assets and liabilities of the Assets Company by Yizheng Chemical Fibre; and (3) the transaction in relation to the purchase of non-equity assets and liabilities of Group Yanshan by Sinopec Corp.

“Valuation Reference Date”	the valuation reference date of the Target Assets

“Seller(s)”	collectively or partly, (1) Assets Company; and (2) Group Yanshan

“Yihua Bonar”	Yihua Bonar Yarns & Fabrics Co., Ltd.

“Yihua Toray”	Yihua Toray Polyester Film Co., Ltd.

“Yizheng Chemical Fibre”	Sinopec Yizheng Chemical Fibre Company Limited

“Yizheng Chemical Fibre Agreement”	the Agreement on Purchasing of Assets Related to Production and Business Operations entered into by Yizheng Chemical Fibre, a subsidiary of Sinopec Corp., and Assets Company on 29 November 2021

“US$”	United States Dollars, the lawful currency of the United States of America

“EUR”	Euro, the lawful currency of the European Union

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
29 November 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Liu Hongbin# , Ling Yiqun# , Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below:

Executive Directors
•	Yu Baocai
•	Liu Hongbin
•	Ling Yiqun
•	Li Yonglin

Non-executive Directors
•	Ma Yongsheng
•	Zhao Dong

Independent Non-executive Directors
•	Cai Hongbin
•	Ng, Kar Ling Johnny
•	Shi Dan
•	Bi Mingjian

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee
Function	Name
Chairman	Ma Yongsheng
Member	Yu Baocai
Liu Hongbin
Ling Yiqun
Li Yonglin
Cai Hongbin
Shi Dan
Bi Mingjian

1

Remuneration and Appraisal Committee
Function	Name
Chairman	Bi Mingjian
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Cai Hongbin
Shi Dan
Bi Mingjian

Nomination Committee
Function	Name
Chairman	Shi Dan
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Sustainable Development Committee
Function	Name
Chairman	Ma Yongsheng
Member	Zhao Dong
Li Yonglin
Cai Hongbin

Beijing, the PRC,
29 November 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: November 29, 2021